UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/ Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 30 March, 2007

ASX & MEDIA RELEASE
29 MARCH 2007

NOVOGEN ANNOUNCES NEW BOARD APPOINTMENT AT MARSHALL EDWARDS, INC.

Novogen Limited’s subsidiary, Marshall Edwards Inc. (NASDAQ: MSHL), has made the following announcement:

Sydney: March 28, 2007 - Marshall Edwards, Inc is pleased to announce the appointment of Mr William Rueckert to its Board of Directors

Mr. Rueckert is president and director of Rosow & Company, a private investment firm based in Connecticut since 1990 and is the Managing Member of Oyster Management Group LLC investment fund. Mr. Rueckert is a Director of Emergency Filtration Products, Inc. a public manufacturer and marketer of respiratory filtration devices and is a Director of Glycotex Inc an 83 per cent owned unlisted subsidiary of Novogen Limited. Prior to his current positions, Mr. Rueckert has been president and director of Eastern Capital Development, LLC since 1999, treasurer of Moore & Munger, Inc. a company with interests in the petroleum and resort development industries, from 1988 until 1990, and was president of United States Oil Company, a publicly traded oil exploration business, from 1981 to 1988. Among his many civic associations, Mr. Rueckert is director and president of the Cleveland H. Dodge Foundation, a private philanthropic organization in New York City and chairman of the Board of the Trustees of Teachers College, Columbia University.

Welcoming Mr. Rueckert to the board, Marshall Edwards’ Chief Executive Officer, Mr Christopher Naughton, said his particular expertise and experience would bring additional strong commercial acumen to the board.
“Bill Rueckert also has an extensive US investment banking network which will benefit and enhance the existing Marshall Edwards’ financial advisory relationships”. Mr Naughton said.

Mr. William Rueckert joins the MEI board of directors which includes Professor Bryan Williams (Chairman) Mr. Naughton (CEO), Professor Paul Nestel AO, Professor Graham Kelly and Messrs Philip Johnston and Stephen Breckenridge.

Incorporated in the US State of Delaware, Marshall Edwards Inc. is 78.1 per cent owned by ASX and NASDAQ listed pharmaceutical company, Novogen Limited from which it licences phenoxodiol, and its shares are traded in the US on NASDAQ (Code: MSHL). More information on phenoxodiol and on the company can be found at www.marshalledwardsInc com and www.novogen.com

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third arty patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.